U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Highland Global Allocation Fund II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

200 Crescent Court, Suite 700

Dallas, Texas 75201

Telephone Number (including area code): 1-877-665-1287

Name and address of agent for service of process:

Dustin Norris

c/o Highland Capital Managements Fund Advisors, L.P.

200 Crescent Court, Suite 700

Dallas, Texas 75201

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    Yes  ☒    No  ☐

A copy of the Agreement and Declaration of Trust of Highland Global Allocation Fund II (the “Trust”) is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Dallas and the State of Texas on the 30th day of June, 2017.

Highland Global Allocation Fund II

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Secretary; Principal Financial Officer and Principal Accounting Officer

Attest:	/s/ Dustin Norris

	Name:	Dustin Norris
	Title:	Assistant Secretary